OPERATING AGREEMENT OF FIRST FRIGHT LLC

THIS OPERATING AGREEMENT is entered into this ᵗʰ day of April, 2022, by and between the parties described on Schedule "A" attached hereto and hereinafter collectively referred to as the "Members."

RECITALS

In consideration of the mutual covenants of the parties hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
Formation of Limited Liability Company

1.1   The parties hereby enter into a limited liability company (the "Company") under the provisions of the Illinois Limited Liability Company Act (the "Act") and, except as herein otherwise expressly provided, the rights and liabilities of the Members shall be as provided in that Act, as amended from time to time.

1.2   On April 7, 2022, the Company executed and filed Articles of Organization with the Illinois Secretary of State in accordance with and pursuant to the Act.

ARTICLE II
Name

The business of the Company shall be conducted under the name FIRST FRIGHT, LLC, or such other name as the Manager shall hereafter designate.

ARTICLE III
Definitions

As used in this Agreement, the following terms shall have the following meanings:

3.1   "Agreement" means this Operating Agreement, as amended, modified or supplemented from time to time.

3.2   "Capital Account" means an account maintained for each Member which is equal to such Member's original capital contribution increased by additional capital contributions and such Member's share of Company profits and decreased by distributions and such Member's share of Company losses.

3.3   "Company" means the Limited Liability Company formed pursuant to this Agreement by the parties hereto, as said company may from time to time be constituted.

3.4 "Interest" means a Member's share of the profits and losses of the Company and a Member's right to receive distribution of the Company's assets.

3.5 "Manager" means, collectively, JACOB JARVI, but in the event that such party is at any time no longer acting as the Manager, the term shall mean the party or parties then acting in such capacity.

3.6 "Members" means, effective as of the date first above written, those persons as set forth in Schedule "A".

3.7 "Participating Percentage" means the percentage assigned to each Member as set forth in Schedule A attached hereto and as amended from time to time.

ARTICLE IV
Nature of Business

The business of the Company is to engage in any or all lawful business for which limited liability companies may be organized under the laws of the State of Illinois.

ARTICLE V
Names of Members

The names of the Members are as set forth in Schedule A.

ARTICLE VI
Term

The Company shall continue in perpetuity, unless sooner terminated as hereinafter provided.

ARTICLE VII
Principal Place of Business

The principal place of business of the Company shall be 1348 SUNRISE LANE, GURNEE, ILLINOIS 60031-1835.

ARTICLE VIII
Capital and Contributions

The initial capital of the Company shall be shown in Schedule A. Each of the Members has contributed or shall be obligated to contribute to the capital of the Company the amounts indicated in Schedule A. Members shall not be required at any time to make additional capital contributions to the Company, except as may be unanimously determined by the Members.

ARTICLE IX
Distributions

The Members shall decide when the Company shall make distributions to the Members. Such distributions shall be made in equal shares to all Members.

ARTICLE X
Allocations of Profits and Losses

Each item of the Company's income and gain shall first be allocated payment of the operating expenses of the Company. Losses, deductions or credits shall be allocated to Members in direct proportion to their capital contributions, provided that all allocations and losses made to Members shall be made in accordance with Section 704 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and applicable regulations thereunder.

ARTICLE XI
Books of Account and Records

11.1   Proper and complete records and books of account shall be kept by the Manager in which shall be entered fully and accurately all transactions and other matters relating to the Company's business as are usually entered into records and books of account maintained by persons engaged in businesses of a like character. The Company books and records shall be kept on the accrual basis, unless a different accounting method is permitted under applicable law and the Members agree to elect to employ such method. The books and records shall at all times be maintained at the principal offices of the Company and shall be open to the reasonable inspection and examination by the Members or their duly authorized representatives during reasonable business hours.

11.2   Each Member shall receive a copy of the annual financial statements of the Company and such other financial information as the Manager may deem appropriate in its discretion.

ARTICLE XII
Fiscal Year

The fiscal year of the Company shall end on December 31 of each year.

ARTICLE XIII
Company Funds

The funds of the Company shall be deposited in such bank account or accounts, or invested in such interest-bearing or non-interest-bearing investments, as shall be designated by the Manager. All withdrawals from any such bank accounts shall be made by the Manager. Company funds shall be separately identifiable from and not commingled with those of any other person.

ARTICLE XIV
Rights and Duties of Members

14.1   The Members shall have no personal liability whatever, whether to the Company, to any of the Members or to the creditors of the Company, for the debts of the Company or any of its losses, except to the extent set forth in the Act.

14.2   The Manager may be removed by the affirmative vote of two-thirds of the majority of the Members.

14.3   A Member may resign from the Company only upon giving not less than six (6) months' prior written notice of the effective date of such resignation to the Manager.

14.4   After the effective date of any Member's resignation and subject to Section 18.3 herein, the Company shall, within one hundred eighty (180) days thereof, distribute to such resigned Member the fair value of his or her membership interest as of the effective date of his or her resignation. The Company shall be entitled to offset against any amounts so paid to the resigned Member pursuant to the preceding sentence any sums owed to the Company by the resigned Member as of the effective date of his or her resignation.

ARTICLE XV
Powers, Rights and Duties of the Manager

15.1   Except to the extent reserved to the Members in the Articles of Organization and Article XIV of this Operating Agreement, the Manager shall have exclusive authority to manage the operations and affairs of the Company and to make all decisions regarding the business of the Company. The Manager shall have exclusive authority to establish such business strategies, accounting procedures and other practices, and to make such business decisions advisable for the operation of the Company. The Manager shall have all of the rights and powers of a manager as provided in the Act and as otherwise provided by law. Any action taken by the Manager shall constitute the act of and serve to bind the Company. In dealing with the Manager acting on behalf of the Company, no person shall be required to inquire into the authority of the Manager to bind the Company.

15.2   Subject to the foregoing, the Manager is hereby granted the right, power and authority to do on behalf of the Company all things, which, in his sole judgment, are necessary, proper or desirable to carry out the aforementioned duties and responsibilities.

15.3   Neither the Manager nor (in the event of any successor Manager which is not a natural person) any shareholder, officer, director, employee or agent of the Manager shall be liable, responsible or accountable in damages or otherwise to the Company or any Member for any action taken or failure to act on behalf of the Company within the scope of the authority conferred on the Manager by this Agreement or by law unless such action or omission was performed or omitted fraudulently or in bad faith or constituted gross negligence.

15.4   The Company shall indemnify and hold harmless the Manager (and its shareholders, officers, directors, employees and agents, if any) from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts, omissions or alleged acts or omissions arising out of the manager's activities on behalf of the Company, including but not limited to any judgments, awards, settlement, reasonable attorney's fees and other costs or expenses incurred in connection the defense of any actual or threatened action, proceeding or claim, if the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claim is based were for a purpose reasonably believed to be in the best interests of the Company and were not performed or omitted fraudulently or in bad faith or as a result of gross negligence by such party and were not in violation of such Manager's fiduciary obligation to the Company.   Any such indemnification shall only be from the assets of the Company.

15.5   The Manager may in its discretion employ personnel to provide executive management services incident to the business of the Company. The Company will pay to the Manager fees sufficient to cover the reasonable compensation and benefits of such persons and all other reasonable costs and expenses attributable to such services.

15.6   The Manager may make any tax elections for the Company allowed under the Internal Revenue Code of 1986, as amended, or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company.

ARTICLE XVI
Transfer of Membership Interest

16.1   A Member shall not assign, sell, transfer or pledge or otherwise encumber their Interest, or any portion thereof, without the unanimous prior written consent of the other members. In case of any permitted transfer, the instrument of transfer shall be in form and substance satisfactory to the Manager.

16.2   No assignee or transferee shall automatically become a substituted Member or have any of the rights of a Member, except that an assignee of a transferee shall be entitled to receive the share of profits and losses of the Company, the return of capital contributions and any other payments to which such Member would have been entitled.   The assignee or transferee of a Member's Interest, or any portion thereof, may be admitted to the Company as a Member in the place and stead of, or together with, as the case may be, the Member who has assigned or transferred all or part of their Interest upon satisfaction of all the following conditions:

>   (a)   duly executed and acknowledged written instrument of assignment must be filed with the Company setting forth the intention of the assignor that the assignee become a Member in their place;

(b)   the assignor and the assignee must execute and deliver such other instruments as the Manager may deem necessary or desirable to effect such admission, including the written acceptance and adoption by the assignee of the provisions of this Agreement;

(c)   the unanimous written consent of the other Members to such substitution shall be obtained, the granting of denial of which shall be within the sole discretion of each such Member.

After all of the foregoing conditions have been fulfilled and the assignee has been admitted to the Company as a Member, the Manager and the other Members shall amend this Agreement and any schedules hereto to reflect the assignee's admission to the Company as a Member.

16.3   Notwithstanding the foregoing, no sale or assignment of a Company interest may be made if the sale or assignment would result in the termination of the Company under Section 708 (b) (1) (B) of the Internal Revenue Code, or any successor section, and no such sale or assignment may be made unless the Company receives an opinion of counsel, satisfactory in form and substance to the Manager, to the effect that (i) there will be no adverse consequences to the remaining Members as a consequence of such sale or assignment and (ii) the transfer is covered by proper exemptions from registration under applicable securities law.

ARTICLE XVII
Dissolution of the Company

The occurrence of any of the following events shall work an immediate dissolution of the Company:

(a)   upon the death, retirement, resignation, bankruptcy, court declaration of incompetence with respect to, or dissolution of, a Member or upon the occurrence of any other event that terminates the continued membership of a Member in the limited liability company, unless within ninety (90) days after the event all the remaining Members agree to continue the business of the limited liability company;

(b)   the written agreement of a two thirds majority of the Members of the Limited Liability Company;

(c)   the expiration of the term of the Company as provided in Article VI of this Agreement;

(d)   the entry of a decree of judicial dissolution under Section 35.5 of the Act; or

(e)   administrative dissolution under Section 35.25 of the Act.

ARTICLE XVIII
Additional Provisions Concerning Dissolution of the Company

18.1   In the event of the dissolution of the Company for any reasons, the Manager, or, in the event that there is no Manager, a liquidator or a liquidating committee selected by the majority of the Members shall wind up the affairs of the Company. The Members shall continue to share profits and losses during the period of liquidation in the same proportion as before the dissolution. The Manager (or such liquidator or liquidating committee) shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Company property pursuant to such liquidation.

18.2   Following the payment of all debts and liabilities of the Company and all expenses of liquidation and subject to the right of the Manager (or such liquidator or liquidating committee) to set up such cash reserves as it may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company, the proceeds of the liquidation and any other funds of the Company shall be distributed in accordance with Article IX herein.

18.3   Each Member shall look solely to the assets of the Company for all distributions with respect to the Company and for the return of their capital contribution and shall have no recourse there or against any other Member. The Members shall not have any right to demand or receive property other than cash upon dissolution and termination of the Company or to demand the return of their capital contributions to the Company prior to dissolution and termination of the Company.

18.4   Upon the dissolution and the commencement of winding up of the Company, the Manager shall have the authority to execute and record an Articles of Dissolution of the Company as well as any and all other documents required to effectuate the dissolution and termination of the Company.

ARTICLE XIX
Notices

All notices and demands required or permitted under this Agreement shall be in writing and may be sent by U.S. mail, first class, postage prepaid, overnight air courier, or personal delivery to the Members at their addresses as shown from time to time on the records of the Company. Any Member may specify a different address by notifying the Manager in writing of such different address. Such notices shall be deemed given three (3) days after mailing, the day after deposit with an overnight air courier, or when delivered in person, as the case may be.

ARTICLE XX
Admission of New Members; Amendment of Operating Agreement and
Articles of Organization; Meetings

20.1   New members may be admitted to the Company only upon the unanimous written approval of the Members of the Company, and shall be admitted upon such terms and conditions as such Members may unanimously determine, consistent with this Agreement, the Company's Articles of Organization and any applicable provision of the law.

20.2 This Agreement may be amended upon the affirmative vote of a two-thirds (2/3) majority of the Members of the Company. The Articles of Organization may be amended by the affirmative vote of a two-thirds (2/3) majority of the Members of the Company.

20.3 Unless otherwise provided expressly herein, any matters which require Member approval or agreement may be approved or agreed to by the affirmative vote of a two-thirds (2/3) majority of the Members of the Company.

20.4 The Manager may call a meeting of the Members upon delivery of notice of such meeting to all Members not less than five (5) days prior to the meeting date and shall call such meetings as and in the manner required by the Articles of Organization.

20.5 Upon the affirmative vote of a two-thirds (2/3) majority of the Members of the Company, Members may call a meeting of the Members, in the same manner as set forth in Section 20.4 herein.

20.6 Any action which may be taken at a meeting of the Members may be taken by execution of a written consent providing for such action upon the affirmative vote of a two-thirds (2/3) majority of the Members of the Company, provided that prompt written notice of any action so taken shall be given to any Member not executing such written consent.

ARTICLE XXI
Miscellaneous

21.1 This Agreement constitutes the entire agreement between the parties relating to the subject matter hereof. It supersedes any prior agreement or understanding between them relating to the subject matter hereof, and it may not be modified or amended in any manner other than as set forth herein.

21.2 This Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the laws of the State of Illinois.

21.3 Except as herein otherwise specifically provided, this Agreement shall be binding upon and inure to the benefit of the parties and their legal representatives, heirs, administrators, executors, successors and assigns.

21.4 Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provision thereof.

21.5 If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those to which it is held invalid, shall not be affected hereby.

21.6 This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

21.7 Nothing herein shall be deemed to create a contract of employment or to affect the rights or obligations of the Company or the Manager or any employee of the Company (or the Manager, if any) as regards their employment relationship.

21.8 Each Member hereunder, by the execution of this Agreement by such Member or their attorney in fact, hereby irrevocably constitutes and appoints the Manager as the true and lawful attorney in fact of such Member, with full power and authority in its name, place and stead, to execute and acknowledge under oath, deliver, file and record at the appropriate public offices such documents as may be necessary or appropriate to carry out the provisions of this Agreement, including:

        (a)   all certificates and other instruments (including this Agreement) including any amendment thereof, which the Manager deems appropriate to qualify or continue the Company as a limited liability company under the Act or under the laws of any other jurisdiction in which the Company may conduct business;

        (b)   all amendments to this Agreement authorized or approved in accordance with the terms of this Agreement;

        (c)   all conveyances and other instruments which the Manager deems appropriate to reflect or effectuate the dissolution and termination of the Company;

        (d)   all documents necessary to effectuate the purchase of real property in the State of Illinois including any loan documents prepared by Great Bank of Algonquin, its successors and/or assigns, or any federally insured lending institution; and

        (e)   all other instruments, documents or contracts requisite to carrying out the intent and purpose of this Agreement and the business of the Company.

The appointment by all Members of the Manager as attorney in fact shall be deemed to be an irrevocable power coupled with an interest in recognition of the fact that each of the Members under this Agreement will be relying upon the power of the Manager to act as contemplated by this Agreement and in filing and taking other action on behalf of the Company. The foregoing power of attorney shall survive the subsequent death, incapacity, insolvency, dissolution or termination of a Member or the assignment by any Member of the whole or any part of its interest hereunder.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first hereinabove set forth.

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JACOB JARVI

STATE OF ILLINOIS)
)   SS
COUNTY OF LAKE)

        I, the undersigned, a Notary Public, in and for the County and State aforesaid, DO HEREBY CERTIFY, that JACOB JARVI, personally known to me to be the same persons whose names are subscribed to the foregoing instrument, appeared before me this day in person, and acknowledged that they signed, sealed and delivered the said instrument as their free and voluntary act, for the uses and purposes therein set forth.

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                                                Notary Public

SCHEDULE A

MEMBER NAME AND ADDRESS	PERCENTAGE OWNERSHIP	CAPITAL CONTRIBUTION
JACOB JARVI ██████████	100%	$500